UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to _________________________

Commission file number: 1-14787

Delphi Savings-Stock Purchase Program for Salaried Employees in the United States

(Full title of the Plan)

DELPHI CORPORATION

5725 Delphi Drive, Troy, Michigan 48098

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive offices)

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003:

Statements of Assets Available for Benefits	4

Statements of Changes in Assets Available for Benefits	5

Notes to Financial Statements	6-12

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004	13

SIGNATURE	14

EXHIBIT INDEX

Consent of Independent Registered Public Accounting Firm	16
Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Delphi Savings-Stock Purchase Program for
Salaried Employees in the United States

We have audited the accompanying statements of assets available for benefits of Delphi Savings-Stock Purchase Program for Salaried Employees in the United States (the “Program”) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Program as of December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule “Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)” as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Program’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 27, 2005

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR
SALARIED EMPLOYEES IN THE UNITED STATES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003
(Dollars in Thousands)

	2004	2003
ASSETS

Investment in Master Trust (Note 3):
Investments	$2,648,834	$2,517,268
Participant Loans	65,940	65,072

ASSETS AVAILABLE FOR BENEFITS	$2,714,774	$2,582,340

See notes to financial statements.

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR
SALARIED EMPLOYEES IN THE UNITED STATES

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003
(Dollars in Thousands)

	2004	2003
ADDITIONS:
Contributions:
Participant	$116,164	$114,333
Rollover	1,676	3,111
Employer	19,531	21,847

Total contributions	137,371	139,291

Net investment income from the Master Trust and interest on participant loans (Note 3)	131,529	478,785

Total additions	268,900	618,076

DEDUCTIONS:
Benefits paid to participants or beneficiaries	136,466	99,365
Net transfers to participating plans	—	119

Total deductions	136,466	99,484

NET INCREASE	132,434	518,592

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	2,582,340	2,063,748

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,714,774	$2,582,340

See notes to financial statements.

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR
SALARIED EMPLOYEES IN THE UNITED STATES

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

1.	DESCRIPTION OF THE PROGRAM

General—Delphi Corporation (the “Company” or “Delphi”) established the Delphi Savings-Stock Purchase Program for Salaried Employees in the United States effective January 1, 1999 (the “Program”), a defined contribution plan, in connection with the spin-off of Delphi from General Motors Corporation (“GM”).

The Executive Committee of Delphi’s Board of Directors acts as a Program fiduciary and, along with various officers, employees and committees, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). This Committee designated General Motors Investment Management Corporation (“GMIMCo”) as a named fiduciary and investment advisor to the Program. State Street Bank and Trust Company acts as the Program’s trustee and Fidelity Investment Institutional Operations Company, Inc. (“Fidelity”) acts as the Program’s record keeper.

The following brief description of the Program is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program’s provisions.

Eligibility—Effective August 12, 2004, eligible employees may participate in the Program upon date of hire and as soon as administratively practicable. Prior to this time eligibility was after completion of six months of service.

Participant Contributions—An eligible participant employed by Delphi (an “Employee”) may elect to contribute to the Program to the extent permissible by the Internal Revenue Service (“IRS”) as follows:

•	Employees hired on or after January 1, 2001 are automatically enrolled in the Program at a 3% pre-tax contribution rate upon meeting the required eligibility.

•	Effective January 1, 2004, an Employee may defer up to 60% (40% prior to that date) of an Employee’s eligible salary, as defined in the Program, on a pre-tax and/or after-tax basis.

•	Employees may make catch-up contributions up to IRS limits ($4,000 for 2005, $3,000 for 2004, $2,000 for 2003).

•	An Employee may elect to have Delphi contribute 100% of the cash portion of the Incentive Compensation Plan for Salaried Employees in the United States to the Program.

•	An Employee may elect to have Delphi contribute to the Program 100% of the Flexible Compensation Payment (for those eligible employees hired prior to January 1, 2001).

Effective March 11, 2005, employees cannot contribute to the Delphi Common Stock Fund until further notice. Any contributions that were directed into the Delphi Common Stock Fund are directly invested into the Promark Income Fund until the employee changes their future elections. For employee contributions required to be invested in the Delphi Common Stock Fund prior to March 11, 2005, the “Required Retention Period” and the 1% redemption fee on trading Delphi Common Stock are suspended effective March 14, 2005.

Employer Contributions— Effective October 16, 2004, the Program was amended to suspend Delphi’s matching contribution for all participants. Prior to that, effective February 1, 2003, the Program was amended to reinstate Delphi’s matching contributions to a level of $.30 per dollar of Employee Basic Savings up to 7% of annual base salary for all eligible salaried employees. Delphi’s matching contributions were invested entirely in the Delphi Common Stock Fund (Promark Income Fund after March 11, 2005). Such contributions must remain invested in this fund through December 31 of the calendar year in which the contributions were made, at which time Employer contributions may be transferred by the participant to other available investment options.

An Employee hired on or after January 1, 1993 and prior to January 1, 2001 receives additional monthly Employer contributions equal to 1% of the Employee’s eligible salary. These contributions are provided because such Employee will receive different postretirement benefit treatment than an Employee hired prior to January 1, 1993. Such contributions are credited to the Employee’s account whether or not the Employee elects to participate in the Program.

From April 2002 to February 1, 2003, participants could exchange funds required to be invested in the Delphi Common Stock Fund immediately after contribution. Funds exchanged prior to the expiration of a 30-day holding period were charged a 1% redemption fee.

Vesting—Employee and Employer contributions and earnings (losses) thereon vest immediately on allocation to the Employee’s account, except for Employees with less than three years of credited service for whom Employer contributions and earnings thereon vest on January 1, following the calendar year in which such contributions or earnings are credited. Forfeitures may be used to offset future Employer contributions or to pay administrative costs of the Program.

Fund Exchanges—Participants may exchange funds between investment options on any business day. During the Required Retention Period, this provision did not apply to either Employee or Employer contributions required to be invested in the Delphi Common Stock Fund.

Participant Withdrawals—A participant may withdraw funds from his or her account at any time after attaining age 59-1/2 without penalty subject to the Required Retention Period, as defined by the Program document. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time without penalty. However, prior to age 59-1/2, pre-tax savings may only be withdrawn upon termination of employment, retirement, death, total and permanent disability, or financial hardship and a 10% additional tax may apply. Withdrawals due to financial hardship are available. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals and loans under all applicable plans maintained by Delphi. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The Funds that represent a financial hardship withdrawal must conform to conditions required by the IRS. A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for 12 months following the distribution as required by law.

Net Transfers to Participating Plans—Transfers of participant assets are made between other Delphi plans due to changes in the participants’ employment status.

Investment Options—All Employee contributions are invested at the employee’s direction, in 1% increments, in any of the following investment options.

A description of each investment option offered under the plan follows:

•	Delphi Common Stock Fund - Under this investment option, contributions are invested by the Trustee in Delphi common stock. Each unit represents a proportionate interest in all of the assets of the respective Delphi Common Stock Fund. The number of units credited to each participant’s account within an applicable plan will be determined by the amount of the participant’s contributions and the purchase price of a unit in the Delphi Common Stock Fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on a participant’s investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock and the amount of any dividends paid thereon. Prior to March 11, 2005, one-half of an Employee’s Basic Savings and all of Delphi’s contributions were required to be invested in the Delphi Common Stock Fund during the Required Retention Period.

Effective March 11, 2005, the Delphi Common Stock Fund was closed to any new contributions, exchanges in, loan payments or dividend reinvestment until further notice. Participants may only transfer out, borrow or withdraw assets from this fund. Contributions previously directed to the Delphi Common Stock Fund have been redirected to the Promark Income Fund during this time.

•	Promark Funds - These investment options include many investment funds managed by General Motors Trust Bank, N.A. (“GMTB”), a national trust company and General Motors Investment Corporation (“GMIMCo”), a registered investment advisor. Each of the funds has a unique objective and investment strategy. To pursue their objectives, GMTB and GMIMCo fund managers invest in a wide variety of investments. Complete information about each Promark Fund’s objectives is provided in materials distributed by the Program.

•	Fidelity Mutual Funds - These investment options include many different mutual funds managed by Fidelity Investments. Each mutual fund has a unique objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

•	Ariel Funds - The Ariel Fund and the Ariel Appreciation Fund are managed by Ariel Capital Management, Inc. Each mutual fund has a unique objective and investment strategy seeking to increase value over the long term through capital investment. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

•	Domini Social Equity Fund - The fund is an index fund that is advised by Domini Social Investments LLC, and sub-managed by SSgA Funds Management, Inc. It is an unmanaged index comprising stocks selected according to social criteria. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

•	Neuberger Berman Socially Responsive Fund - Trust Class - This fund is managed by Neuberger Berman Management Inc. The fund seeks to provide long term growth of capital by investing primarily in common stocks of companies that meet both the fund’s social policy and financial criteria. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

Other Investments—Certain assets of former investment options are treated as follows:

•	Electronic Data Systems Corporation (“EDS”) Common Stock Fund—No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	Raytheon Company Common Stock Fund - No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	GM $1-2/3 Par Value Common Stock Fund - No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	DIRECTV Group Common Stock Fund - On March 16, 2004, Hughes changed its name to DIRECTV Group. No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	News Corporation Non-Voting Common Stock Fund – Effective November 4, 2004, News Corporation Preferred ADS Fund was eliminated and the value of the units in such fund were converted into units of News Corporation Non-Voting Common Stock Fund. No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

Other Investment Information—Dividends and other earnings attributable to the Delphi Common Stock Fund, the Promark Funds, the Fidelity Mutual Funds, the Ariel Funds, the Domini Social Equity Fund and the Neuberger Berman Socially Responsive Fund are reinvested in the respective funds. Dividends attributable to the Delphi Common Stock Fund, the GM $ 1-2/3 Par Value Common Stock Fund, the EDS Common Stock Fund, the Raytheon Company Common Stock Fund, the DIRECTV Group Common Stock Fund and the News Corporation Non-Voting Common Stock Fund are invested in the Promark Income Fund.

Participant Loans—Once each year, participants may borrow an amount within a range of $1,000 to the lesser of $50,000 or 50% of their vested account balance. Loan maturities generally range from six months to five years but can be extended up to 10 years for the purchase or construction of a primary residence. The loan interest rate is established once each quarter at a rate equal to the prevailing prime lending rate as of the previous quarter and applies to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and is invested in the same discretionary investment options that the participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee’s account in the Program.

Redemption Fees and Administrative Expenses— Effective March 14, 2005, the 1% redemption fee on Delphi Common Stock Fund assets held for less than 30 days was suspended. From time to time, certain funds may impose a redemption fee if an investment is held for less than a stated period. If applicable, these fees are disclosed in the individual mutual fund prospectuses which contain additional information about each fund. The redemption fees are paid to the respective funds and help protect the funds’ performance and shareholders by discouraging frequent trading in response to short-term market fluctuations. Certain costs of plan administration are paid by Delphi.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

•	The financial statements of the Program are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

•	Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions and withdrawals made under the investment contracts, plus credited earnings which are net of expenses charged to the synthetic contract.

Investments of the Promark Income Fund included in the Program and Delphi Savings Master Trust consist of synthetic investment contracts. Synthetic investment contracts operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Delphi Savings Master Trust) rather than a separate account of the contract issuer. These contracts provide for prospective crediting of interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset quarterly and the contracts include wrappers (insurance contracts used to guarantee a rate of interest on the synthetic guaranteed investment contracts within the Promark Income Fund) that provide that the crediting interest rates cannot be less than zero. The average crediting interest rate of the synthetic investment contracts as of December 31, 2004 and 2003 was approximately 4.79% and 5.12%, respectively. The wrappers are entered into by the Delphi Savings Master Trust to stabilize the income generation of the Promark Income Fund.

All investment contracts are considered benefit responsive and are therefore recorded at contract value in accordance with the American Institute of Certified Public Accountants’ Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. The average yield for the synthetic investment contracts within the Promark Income Fund was approximately 4.5% and 4.9% for the years ended December 31, 2004 and 2003, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

•	Security transactions are recorded on the trade date.

•	Investment income is recognized as earned based on the terms of the investments and the periods during which the Program holds the investments. Dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Program management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates. The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	THE MASTER TRUST

The Program’s investment advisor and named fiduciary, GMIMCo, established the Delphi Savings Master Trust (the “Master Trust”), pursuant to a trust agreement between GMIMCo and State Street Bank and Trust Company, as trustee of the funds, to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. Certain Program investments are managed by Fidelity. Fidelity is the record keeper as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

Employee benefit plans participating in the Master Trust as of December 31, 2004 include the following:

•	Delphi Savings-Stock Purchase Program for Salaried Employees in the United States

•	Delphi Personal Savings Plan for Hourly-Rate Employees in the United States

•	ASEC Manufacturing Savings Plan

•	Delphi Mechatronic Systems Savings-Stock Purchase Program

•	Delphi Income Security Plan for Hourly-Rate Employees

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment funds in which the Program’s participants invest. The net investment income or loss of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on the plan’s interest in each Master Trust investment fund, as compared with the total interest of all the participating plans in each Master Trust investment fund at the beginning of the month.

As of December 31, 2004 and 2003, the Program had an approximate 65% and 66% interest in the Master Trust, respectively.

The assets available for benefits of all participating plans in the Master Trust as of December 31 is summarized as follows (dollars in thousands):

	2004	2003
Investments:
Common and collective trusts	$1,812,974	$1,652,948
Mutual funds	1,592,748	1,384,038
Commingled common stock funds*	596,691	730,533
Loans to participants	150,672	144,175

Assets available for benefits	$4,153,085	$3,911,694

*	Both participant and nonparticipant-directed

Participant directed investments in the Promark Funds are included above in the common and collective trusts. Such investments are commingled with GM employee benefit plan investments in funds administered by GMTB and GMIMCo.

Investments of the Promark Income Fund included above in the common and collective trusts consist of synthetic investment contracts which were valued at contract value of $1,246,688 and $1,151,015 (dollars in thousands) as of December 31, 2004 and 2003, respectively. The fair value of these investment contracts was $1,282,738 and $1,183,132 (dollars in thousands) as of December 31, 2004 and 2003, respectively.

The net investment income of all participating plans in the Master Trust for the years ended December 31 is summarized as follows (dollars in thousands):

	2004	2003
Interest and dividends	$63,927	$45,321

Net appreciation in fair value of investments:
Common and collective trusts	114,361	158,903
Mutual funds	133,204	282,457
Commingled common stock funds	(95,354)	184,948

Total net appreciation in fair value of investments	152,211	626,308

Net investment income	$216,138	$671,629

Net appreciation in fair value of investments does not include redemption fees of $1,305 and $1,100 (dollars in thousands) as of December 31, 2004 and 2003, respectively.

4.	TERMINATION OF THE PROGRAM

Although it has not expressed any intent to do so, Delphi has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant’s interest in assets already in the Program.

5.	FEDERAL INCOME TAXES

The IRS has determined and informed the Company by a letter dated June 27, 2003, that the Program and related Trust are designed in accordance with the applicable sections of the Internal Revenue Code of 1986 (the “Code”), as amended. Although the Program has been amended since receiving the determination letter, the Program’s fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and, therefore no provision for income taxes has been included in the Program’s financial statements.

6.	SHAREHOLDER LAWSUITS

Several class action lawsuits have been commenced against Delphi, several of Delphi’s subsidiaries, certain of its current and former directors and officers, and GMIMCo brought under ERISA, purportedly on behalf of participants in certain of Delphi’s and its subsidiaries’ defined contribution employee benefit pension plans who invested in the Delphi Common Stock Fund. Plaintiffs allege that the plans suffered losses due to the defendants’ breaches of fiduciary duties under ERISA. Due to the preliminary nature of these cases, the Company is not able to predict with certainty the outcome of this litigation or its potential exposure related thereto.

******

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR
SALARIED EMPLOYEES IN THE UNITED STATES

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2004

(Dollars in Thousands)

Identity of Issue,	Description of Investment Including
Borrower, Lessor or	Maturity Date, Rate of Interest,	Current
Similar Party	Collateral, Par or Maturity Value	Value

* Loans to participants	Loans to participants, interest rates ranging from 4.0% to 9.5%; maturities ranging from 1 to 9 years	$ 65,940

*	Party-in-interest.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, Delphi Corporation, which administers the Program, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Delphi Savings-Stock Purchase Program for Salaried
Employees in the United States

(Name of Plan)

Date: June 27, 2005	By:	/s/ John L. DeMarco

John L. DeMarco
Director, Pension & Welfare Benefit Plans

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm